Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2021

Tel-Aviv, Israel, June 24, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported unaudited financial results for the three month period ended March 31, 2021.

Financial Highlights

•
Revenues were approximately €7.2 million for the three months ended March 31, 2021, compared to approximately €1.9 million for the three months ended March 31, 2020. This increase is mainly attributable to the achievement of PAC (Preliminary Acceptance Certificate) of the Talasol photovoltaic facility (the “Talasol PV Plant”) on January 27, 2021, upon which the Company commenced recognition of revenues. The increase also resulted from the acquisition of the Groen Gas Gelderland B.V. biogas facility (the “Gelderland Biogas Plant”) in December 2020 and improved operational efficiency at the Company’s biogas plants in the Netherlands.

•
Operating expenses were approximately €3.2 million for the three months ended March 31, 2021, compared to approximately €1.1 million for the three months ended March 31, 2020. Depreciation expenses were approximately €3.1 million for the three months ended March 31, 2021, compared to approximately €0.7 million for the three months ended March 31, 2020. The increase in operating expenses and in depreciation expenses is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021 and the Gelderland Biogas Plant acquisition in December 2020.

•
Project development costs were approximately €0.5 million for the three months ended March 31, 2021, compared to approximately €1.8 million for the three months ended March 31, 2020. The decrease in project development costs is mainly due to capitalization of expenses in connection with the pumped-hydro storage project in the Manara Cliff commencing the fourth quarter of 2020.

•
General and administrative expenses were approximately €1.3 million for the three months ended March 31, 2021, compared to approximately €1.1 million for the three months ended March 31, 2020. There was no material change in the composition of the expenses included in general and administrative expenses between the two periods.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.6 million for the three months ended March 31, 2021, compared to approximately €1.3 million for the three months ended March 31, 2020. The decrease in the Company’s share of profit of equity accounted investee is mainly attributable to the decrease in Dorad Energy Ltd.’s revenues.

•
Financing expenses, net were approximately €2.8 million for the three months ended March 31, 2021, compared to approximately €0.4 million for the three months ended March 31, 2020. The increase in financing expenses, net, was mainly attributable to €0.8 million of expenses due to the early repayment of the Company’s Series B Debentures and financing expenses in connection with the Talasol PV Plant previously capitalized to fixed assets that are recognized in profit and loss starting from PAC.

•	Tax benefits were approximately €0.3 million for the three months ended March 31, 2021, compared to taxes on income of approximately €0.1 million for the three months ended March 31, 2020.

•	Loss for the three months ended March 31, 2021 was approximately €2.7 million, compared to a loss of approximately €1.9 million for the three months ended March 31, 2020.

•
Total other comprehensive loss was approximately €2.4 million for the three months ended March 31, 2021, compared to other comprehensive income of approximately €14 million for the three months ended March 31, 2020. The decrease in total other comprehensive income mainly resulted from changes in fair value of cash flow hedges.

•
Total comprehensive loss was approximately €5 million for the three months ended March 31, 2021, compared to total comprehensive income of approximately €12.1 million for the three months ended March 31, 2020.

•
EBITDA was approximately €2.9 million for the three months ended March 31, 2021, compared to EBITDA loss of approximately €(0.6) million for the three months ended March 31, 2020. See the table on page 12 of this press release for a reconciliation of these numbers to profit and loss.

•
Net cash provided by operating activities was approximately €1.3 million for the three months ended March 31, 2021, compared to net cash used in operating activities of approximately €0.5 million for the three months ended March 31, 2020. The increase is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021 and the Gelderland Biogas Plant acquisition in December 2020.

•	As of June 1, 2021, the Company held approximately €78 million in cash and cash equivalents and approximately €9.8 million in restricted short-term and long-term cash.

CEO Review – First Quarter of 2021

The financial results for the first quarter of 2021 included first time results of the Talasol PV Plant (300 MW photovoltaic plant in Spain) and the Gelderland Biogas Plant (which has  a green gas production license of 7.5 million Nm3 per year). The results of the quarter reflect an increase of approximately 270% in revenues and net cash from operating activities changed from loss in the first quarter of 2020 to profit.

During the first quarter the pumped hydro-storage project in the Manara Cliff, Israel (156MWh with an aggregate storage capacity of approximately 1,900 MWh), achieved financial closing and as of today the building works have commenced. In addition, we received the construction permits for the Ellomay Solar project (28 MW photovoltaic plant in Spain) and the building works are in progress.

In parallel to the operations of the existing portfolio and the management of the projects under construction, the Company is advancing the development of a pipeline of photovoltaic projects in Spain, Italy and Israel, which includes approximately 479 MW in advanced development stages and approximately 850 MW in preliminary development stages.

Talasol PV Plant (300 MW photovoltaic plant in Spain)

The proceeds from sale of electricity during the first quarter were approximately €4.1 and in line with the higher projected revenues for the first quarter of 2021. Based on applicable accounting rules, an amount of approximately €1 million of such proceeds (which represents revenues from the sale of electricity prior to January 27, 2021 (the date in which the Talasol PV Plant achieved PAC)) was not recognized as revenues and was capitalized and deducted from the cost of construction. The Adjusted FFO of the Talasol PV Plant for the quarter was approximately €1.8 million (including the period prior to January 27, 2021 of which the results were capitalized in accordance with applicable accounting rules). The efficiency of the Talasol PV Plant during the first quarter of 2021was approximately 88.43%, compared to the constructor’s contractual undertaking for a minimal efficiency of 76.95%.

Biogas Segment – the Netherlands

During the first quarter of 2021, the Company successfully completed the integration of the  Gelderland Biogas Plant. This plant is equal in size to the two other plants owned by the Company (combined) and is characterized by advanced manufacturing equipment. The existing equipment enables an increase of approximately 20% of production (subject to receipt of required permits) and the plant includes additional land owned by the project company which will enable additional expansion. The biogas segment of the Company produced revenues of approximately €3.1 million and contributed approximately €0.6 million of FFO during the first quarter of 2021. The Company has a plan for additional improvements and enhancements underway that includes improvements in the processes and the expansion of existing facilities.

Photovoltaic Segment in Spain (7.9 MW subsidized by Spain)

The results of these plants for the first quarter of 2021 were in line with the expectations and contributed revenues of approximately €0.8 million and FFO of approximately €0.7 million.

Talmei Yosef PV Plant (9 MW photovoltaic plant in Israel)

The results of the Talmei Yosef PV Plant for the first quarter of 2021 were in line with the expectations and contributed adjusted revenues of approximately €0.8 million (adjusted to present the revenues based on the fixed asset model and not as a financial asset under IFRIC 12) and Adjusted FFO of approximately €0.5 million.

Dorad Power Plant (9.375% indirectly owned by the Company)

The results of the Dorad power plant for the first quarter of 2021 were in line with expectations. The Company’s share of the net profit was approximately €0.62 million.

The 2021 first quarter’s results of the Company, taking into account the results of the Talasol PV Plant for the period until January 27, 2021 that was not recognized in profit and loss, support the annual projections included in the Company’s investor presentation published in May 2021.

The Company's PV operations, including the Talasol PV Plant, are affected by seasonality. The first quarter is characterized by lower radiation resulting in relatively lower revenues. Therefore, the second quarter's revenues of the Company’s PV operations are expected to be significantly higher. For example, commencing April 1, 2021 and until today, the Talasol PV Plant produced revenues in the amount of approximately €9 million.

The financing expenses for the quarter included the cost of the early repayment of the Company’s Series B debentures and the settlement of the related hedging transactions for an aggregate cost of approximately €1.1 million and its exchange for the Series C debentures that bear a lower interest rate will in the future compensate for the cost of the early repayment.

Use of NON-IFRS Financial Measures

EBITDA, FFO and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) and Adjusted FFO are calculated by adding depreciation and amortization expenses to operating profit (loss) and deducting interest expenses on loans. The Company uses the terms “Adjusted FFO” to highlight the fact that the Company presents the revenues from the Talmei Yosef PV Plant under the fixed asset model and not under IFRIC 12 and includes the financial results of the Talasol PV plant for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA, FFO or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s actual EBITDA, FFO and Adjusted FFO may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 12 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Financial Position

	March 31	December 31,	March 31,
	2021	2020	2021
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands**
Assets
Current assets:
Cash and cash equivalents	105,020	66,845	123,249
Marketable securities	-	1,761	-
Short term deposits	-	8,113	-
Restricted cash	2,500	-	2,934
Receivable from concession project	1,533	1,491	1,799
Trade and other receivables	9,071	9,825	10,646
	118,124	88,035	138,628
Non-current assets
Investment in equity accounted investee	33,229	32,234	38,997
Advances on account of investments	2,430	2,423	2,852
Receivable from concession project	25,009	25,036	29,350
Fixed assets	278,363	264,095	326,680
Right-of-use asset	12,473	17,209	14,638
Intangible asset	4,552	4,604	5,342
Restricted cash and deposits	7,025	9,931	8,244
Deferred tax	4,896	3,605	5,746
Long term receivables	66	2,762	77
Derivatives	5,480	10,238	6,431
	373,523	372,137	438,357

Total assets	491,647	460,172	576,985

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	13,331	10,232	15,645
Current maturities of long term loans	3,549	4,021	4,165
Debentures	8,295	10,600	9,735
Trade payables	2,380	12,387	2,793
Other payables	10,232	7,912	12,008
	37,787	45,152	44,346
Non-current liabilities
Lease liability	12,455	17,299	14,617
Long-term loans	151,988	134,520	178,369
Other long-term bank loans	54,015	49,396	63,391
Debentures	92,941	72,124	109,073
Deferred tax	7,982	7,806	9,367
Other long-term liabilities	4,351	513	5,106
Derivatives	6,308	8,336	7,403
	330,040	289,994	387,326
Total liabilities	367,827	335,146	431,672
Equity
Share capital	25,578	25,102	30,018
Share premium	85,756	82,401	100,641
Treasury shares	(1,736)	(1,736)	(2,037)
Transaction reserve with non-controlling Interests	5,145	6,106	6,038
Reserves	3,052	4,164	3,582
Retained earnings	6,122	8,191	7,185
Total equity attributed to shareholders of the Company	123,917	124,228	145,427
Non-Controlling Interest	(97)	798	(114)
Total equity	123,820	125,026	145,313
Total liabilities and equity	491,647	460,172	576,985

* Convenience translation into US$ (exchange rate as at March 31, 2021: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2021	2020	2020	2021
	Unaudited		Audited	Unaudited
	€ in thousands*		€ in thousands*	Convenience Translation into US$** in thousands*
Revenues	7,200	1,943	9,645	8,450
Operating expenses	(3,217)	(1,061)	(4,951)	(3,775)
Depreciation and amortization	(3,051)	(726)	(2,975)	(3,581)
Gross profit	932	156	1,719	1,094

Project development costs	(505)	(1,754)	(3,491)	(593)
General and administrative expenses	(1,263)	(1,081)	(4,512)	(1,482)
Share of profits of equity accounted investee	617	1,331	1,525	724
Other expenses, net	-	-	2,100	-
Operating loss	(219)	(1,348)	(2,659)	(257)

Financing income	912	425	2,134	1,070
Financing income in connection with derivatives, net	(124)	954	1,094	(146)
Financing expenses	(3,554)	(1,792)	(6,862)	(4,171)
Financing expenses, net	(2,766)	(413)	(3,634)	(3,247)
Loss before taxes on income	(2,985)	(1,761)	(6,293)	(3,504)
Tax benefit (Taxes on income)	319	(104)	125	374
Loss for the period	(2,666)	(1,865)	(6,168)	(3,130)
Loss attributable to:
Owners of the Company	(2,069)	(1,417)	(4,627)	(2,428)
Non-controlling interests	(597)	(448)	(1,541)	(702)
Loss for the period	(2,666)	(1,865)	(6,168)	(3,130)
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	562	(199)	(482)	660
Effective portion of change in fair value of cash flow hedges	(1,929)	14,112	2,210	(2,264)
Net change in fair value of cash flow hedges transferred to profit or loss	(1,004)	103	555	(1,178)
Total other comprehensive income (loss)	(2,371)	14,016	2,283	(2,782)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(1,112)	6,901	881	(1,305)
Non-controlling interests	(1,259)	7,115	1,402	(1,477)
Total other comprehensive income (loss) for the period	(2,371)	14,016	2,283	(2,782)
Total comprehensive income (loss) for the period	(5,037)	12,151	(3,885)	(5,912)

Total comprehensive income (loss) attributable to:
Owners of the Company	(3,181)	5,484	(3,746)	(3,733)
Non-controlling interests	(1,856)	6,667	(139)	(2,179)
Total comprehensive income (loss) for the period	(5,037)	12,151	(3,885)	(5,912)

Basic net loss per share	(0.16)	(0.12)	(0.38)	(0.19)
Diluted net loss per share	(0.16)	(0.12)	(0.38)	(0.19)

* Except per share data
** Convenience translation into US$ (exchange rate as at March 31, 2021: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three month ended March 31, 2021 (unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the period	-	-	(2,069)	-	-	-	-	(2,069)	(597)	(2,666)
Other comprehensive income (loss) for the period	-	-	-	-	558	(1,670)	-	(1,112)	(1,259)	(2,371)
Total comprehensive income (loss) for the period	-	-	(2,069)	-	558	(1,670)	-	(3,181)	(1,856)	(5,037)
Transactions with owners of the Company, recognized directly in equity:
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	7	-	-	-	-	-	7	-	7
Balance as at
March 31, 2021	25,578	85,756	6,122	(1,736)	4,381	(1,329)	5,145	123,917	(97)	123,820

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three month ended March 31, 2020 (unaudited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(1,417)	-	-	-	-	(1,417)	(448)	(1,865)
Other comprehensive income (loss) for the period	-	-	-	-	(223)	7,124	-	6,901	7,115	14,016
Total comprehensive income (loss) for the period	-	-	(1,417)	-	(223)	7,124	-	5,484	6,667	12,151
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	1,935	11,253	-	-	-	-	-	13,188	-	13,188
Share-based payments	-	14	-	-	-	-	-	14	-	14
Balance as at
March 31, 2020	23,933	75,427	11,401	(1,736)	4,133	6,051	6,106	125,315	7,604	132,919

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity

	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2020 (Audited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive income (loss) for the year	-	-	-	-	(533)	1,414	-	881	1,402	2,283
Total comprehensive income (loss) for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at March 31, 2021: euro 1 = US$ 1.174)
For the three month ended March 31, 2021 (unaudited):
Balance as at January 1, 2021	29,459	96,704	9,613	(2,037)	4,487	400	7,166	145,792	937	146,729
Loss for the period	-	-	(2,428)	-	-	-	-	(2,428)	(702)	(3,130)
Other comprehensive income (loss) for the period	-	-	-	-	655	(1,960)	-	(1,305)	(1,477)	(2,782)
Total comprehensive income (loss) for the period	-	-	(2,428)	-	655	(1,960)	-	(3,733)	(2,179)	(5,912)
Transactions with owners of the Company, recognized directly in equity:
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(1,128)	(1,128)	1,128	-
Warrants exercise	533	3,929	-	-	-	-	-	4,462	-	4,462
Options exercise	26	-	-	-	-	-	-	26	-	26
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
March 31, 2021	30,018	100,641	7,185	(2,037)	5,142	(1,560)	6,038	145,427	(114)	145,313

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2021	2020	2020	2021
	Unaudited		Audited	Unaudited
	€ in thousands			Convenience Translation into US$* in thousands
Cash flows from operating activities
Loss for the period	(2,666)	(1,865)	(6,168)	(3,130)
Adjustments for:
Financing expenses, net	2,766	413	3,634	3,247
Profit from settlement of derivatives contract	(407)	-	-	(478)
Depreciation and amortization	3,051	726	2,975	3,581
Share-based payment transactions	7	14	50	8
Share of profits of equity accounted investees	(617)	(1,331)	(1,525)	(724)
Payment of interest on loan from an equity accounted investee	-	582	582	-
Change in trade receivables and other receivables	(1,182)	588	(3,868)	(1,387)
Change in other assets	30	(215)	179	35
Change in receivables from concessions project	221	201	1,426	259
Change in trade payables	(382)	315	190	(448)
Change in other payables	1,596	(274)	(1,226)	1,873
Income tax expense (tax benefit)	(319)	104	(125)	(374)
Income taxes paid	-	-	(119)	-
Interest received	427	441	2,075	501
Interest paid	(1,206)	(168)	(3,906)	(1,415)
	3,985	1,396	342	4,678
Net cash from (used in) operating activities	1,319	(469)	(5,826)	1,548

Cash flows from investing activities
Acquisition of fixed assets	(25,653)	(41,414)	(128,420)	(30,106)
Acquisition of subsidiary, net of cash acquired	-	-	(7,464)	-
Compensation as per agreement with Erez Electricity Ltd.	-	-	1,418	-
Repayment of loan from an equity accounted investee	-	1,923	1,978	-
Loan to an equity accounted investee	(113)	-	(181)	(133)
Advances on account of investments	-	-	(1,554)	-
Settlement of derivatives	(252)	-	-	(296)
Proceed from restricted cash, net	454	22,585	23,092	533
Proceed from (investment) in short term deposit	8,533	-	(1,323)	10,014
Proceeds from marketable securities	1,785	-	1,800	2,095
Acquisition of marketable securities	-	-	(1,481)	-
Net cash used in investing activities	(15,246)	(16,906)	(112,135)	(17,893)

Cash flows from financing activities
Issuance of warrants	-	320	2,544	-
Acquisition of shares in subsidiaries from non-controlling interests	1,400	-	-	1,643
Proceeds from options	22	-	20	26
Cost associated with long term loans	(197)	-	(734)	(231)
Proceeds from long term loans	27,061	40,923	111,357	31,758
Repayment of long-term loans	(457)	(810)	(3,959)	(536)
Repayment of Debentures	(21,877)	(22,162)	(26,923)	(25,674)
Exercise of warrants	3,675	13,188	21,275	4,313
Proceeds from issue of convertible debentures, net	15,571	-	-	18,274
Proceeds from issuance of Debentures, net	25,465	-	38,057	29,885
Net cash from financing activities	50,663	31,459	141,637	59,458

Effect of exchange rate fluctuations on cash and cash equivalents	1,439	(828)	(1,340)	1,688
Increase in cash and cash equivalents	38,175	13,256	22,336	44,801
Cash and cash equivalents at the beginning of the period	66,845	44,509	44,509	78,448
Cash and cash equivalents at the end of the period	105,020	57,765	66,845	123,249

* Convenience translation into US$ (exchange rate as at March 31, 2021: euro 1 = US$ 1.174)

          Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV							Total
								reportable		Total
	Italy	Spain	Israel[1]	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the three months ended March 31, 2021
	€ in thousands

Revenues	-	784	832	3,089 [2]	3,098	12,227	-	20,030	(12,830)	7,200
Operating expenses	-	(132)	(81)	(611)	(2,393)	(9,279)	-	(12,496)	9,279	(3,217)
Depreciation and amortization expenses	-	(237)	(574)	(1,915)	(771)	(1,212)	-	(4,709)	1,658	(3,051)
Gross profit (loss)	-	415	177	563	(66)	1,736	-	2,825	(1,893)	932
Project development costs										(505)
General and
administrative expenses										(1,263)
Share of profits (loss) of
equity accounted investee										617
Operating loss										(219)
Financing income										912
Financing income
(expenses) in connection
with derivatives, net										(124)
Financing expenses, net										(3,554)
Loss before taxes
on Income										(2,985)
Segment assets as at
March 31, 2021	588	18,244	35,543	237,886	36,282	113,366	42,859	484,768	6,879	491,647

1 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
2  Not including an amount of approximately €1 million of proceeds from the sale of electricity prior to January 27, 2021 (the date in which the Talasol PV Plant achieved PAC).

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Loss to EBITDA

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2021	2020	2020	2021
	Unaudited
	€ in thousands			Convenience Translation into US$* in thousands
Net loss for the period	(2,666)	(1,865)	(6,168)	(3,130)
Financing expenses, net	2,766	413	3,634	3,247
Tax benefit (Taxes on income)	(319)	104	(125)	(374)
Depreciation	3,051	726	2,975	3,581
EBITDA	2,832	(622)	316	3,324

* Convenience translation into US$ (exchange rate as at March 31, 2021: euro 1 = US$ 1.174)

Reconciliation of Segment Gross Profit to Segment Adjusted FFO

	Talasol PV Plant	Israel – PV(1)
	For the three months ended March 31, 2021
	Unaudited
	€ in thousands
Gross profit	563	177
General and administrative expenses	(138)	(47)
Operating profit	425	130
Adjustment	845 (2)	-
Adjusted operating profit	1,270	-
Depreciation and amortization	1,915	574
Interest on loans	(1,425)	(209)
Adjusted FFO	1,760	495
___________________________
(1)	Based on the segment results set forth above, which are adjusted to present the results of the Talmei Yosef PV Plant based on the fixed asset model and not as a financial asset under IFRIC 12.

(2)	Results of the Talasol PV Plant for the period until January 27, 2021.

Reconciliation of Segment Gross Profit (Loss) to Segment FFO

	Spain – PV	Netherlands – Biogas
	For the three months ended
	March 31, 2021
	Unaudited
	€ in thousands
Gross profit (loss)	509	(66)
General and administrative expenses	(23)	(27)
Operating profit (loss)	486	(93)
Depreciation and amortization	237	771
Interest on loans	(69)	(109)
FFO	654	569

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2021 and below.

Net Financial Debt

As of March 31, 2021, the Company did not have a Net Financial Debt, as the calculation of Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures), resulted in a negative amount (i.e., an excess of assets over liabilities) of approximately €(1.2) (consisting of approximately €242.81 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €103.82 million in connection with the Series C Debentures issuances (in July 2019,  October 2020 and February 2021) and Series D Debentures issuance (in February 2021), net of approximately €105 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €242.83 million of project finance and related hedging transactions of the Company’s subsidiaries).

1 Short-term and long-term debt from banks and other interest bearing financial obligations amount provided above, includes an amount of approximately €12.3 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

2 Debentures amount provided above, includes an amount of approximately €2.5 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.

3 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of March 31, 2021, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was approximately €123.8 million and (ii) the Company did not have a Net Financial Debt. In the event the Company does not have a Net Financial Debt the calculation of the two covenants that are based on Net Financial Debt (i.e., the ratio of the Company’s Net Financial Debt to the Company’s CAP, Net (defined as the Company's consolidated shareholders’ equity plus the Net Financial Debt) and the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA1), becomes irrelevant and the Company is therefore in compliance with such covenants.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended March 31, 20212:

For the four quarter period ended March 31, 2021
Unaudited
€ in thousands
Loss for the period	(6,969)
Financing expenses, net	5,987
Taxes on income	(548)
Depreciation	5,300
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,013
Share-based payments	43
Adjusted EBITDA as defined the Series C Deed of Trust	6,826

1 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

2 As noted above, the Company is in compliance with the covenant with respect to the ratio of Net Financial Debt to Adjusted EBITDA as the Company does not have a Net Financial Debt as of the end of the period. Therefore, the Adjusted EBITDA calculation above is provided for convenience and consistency purposes only.

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of March 31, 2021, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €118.3 million and (ii) the Company did not have a Net Financial Debt. The Series D Deed of Trust provides that in the event the result of calculation of the Company’s Net Financial Debt is a negative amount, the Company is and will be considered to have met the financial covenants that are based on the Net Financial Debt (i.e., the ratio of the Net Financial Debt to the Company’s CAP, Net and the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA1).

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended March 31, 20212:

For the four quarter period ended March 31, 2021
Unaudited
€ in thousands
Loss for the period	(6,969)
Financing expenses, net	5,987
Taxes on income	(548)
Depreciation	5,300
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,013
Share-based payments	43
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[3]	12,366
Adjusted EBITDA as defined the Series D Deed of Trust	19,192

1 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

2 As noted above, the Company is in compliance with the covenant with respect to the ratio of Net Financial Debt to Adjusted EBITDA as the Company does not have a Net Financial Debt as of the end of the period. Therefore, the Adjusted EBITDA calculation above is provided for convenience and consistency purposes only.

3 The adjustment is based on the results of the Talasol Project since January 27, 2021 and of the biogas plant in Gelderland since January 1, 2021. The results of the biogas plant in Gelderland were not included in the profit and loss statement of the Company for the year ended December 31, 2020.